                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                               NationsRent, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)



                                   638588 10 3
                                   -----------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 16, 1998
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)
                              (Page 1 of 4 Pages)
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                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 2 OF 4
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Don R. O'Neal
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
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            SEC USE ONLY
    3

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            SOURCE OF FUNDS*
    4
            OO and PF
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Citizen of the United States of America
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        3,402,910
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           3,402,910
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,402,910
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]


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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
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                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 3 OF 4
----------------------------                         ---------------------------


                 Don R. O'Neal hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment to the Schedule 13D filed by Don R. O'Neal reflecting the reportable event which occurred on October 30, 1998 (the "Original Statement"). Capitalized terms not defined herein shall have the same meaning ascribed to them in the Original Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) As of December 16, 1998, Mr. O'Neal may be deemed to, directly or indirectly, beneficially own in aggregate 3,402,910 shares of Common Stock representing approximately 6.2% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 55,020,452 shares of Common Stock issued and outstanding as of December 16,
1998). Mr. O'Neal has the sole power to vote and the sole power to dispose of 3,402,910 shares of Common Stock which he may be deemed to beneficially own, directly or indirectly.

                 Mr. O'Neal disclaims beneficial ownership of 621,392 shares of Common Stock of the Issuer owned by his wife, Elizabeth M. O'Neal.

(c) As of December 16, 1998, the RLOI Note was converted into 1,016,519 shares of Common Stock, the ALLC Note was converted into 417,391 shares of Common Stock, and the Trust Note was converted into 1,966,000 shares of Common Stock, all at $7 3/16 per share. Except for the foregoing transactions and those transactions described in the Original Statement, there have been no other transactions in any securities in any securities of the Issuer by Mr. O'Neal during the past 60 days.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following to the end of the paragraph:

In connection with his receipt of the RLOI Note and the ALLC Note, Mr. O' Neal agreed not to offer, sell or otherwise encumber or dispose of any Common Stock for a period of one year from October 23, 1998.
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                                                                   PAGE 4 OF 4

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By: /s/ Don R. O'Neal
                                       -----------------------------------------
                                       Don R. O'Neal


Dated:  December 28, 1998